UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

VIROPHARMA INCORPORATED
 (Name of Subject Company (Issuer))

VIROPHARMA INCORPORATED
 (Name of Filing Person (Issuer))

2.00% Convertible Senior Notes due 2017
(Title of Class of Securities)

928241AH1
(CUSIP Number of Class of Securities)

Ellen Rosenberg
Secretary
725 Chesterbrook Blvd
Wayne, Pennsylvania 19087
(484) 595-8800
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
George R. Bason, Jr.
William J. Chudd
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Tel: (212) 450-4000

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I (“Schedule TO”) filed by the Company, with respect to the right of each holder (each, a “Holder”) of the Company's 2.00% Convertible Senior Notes due 2017("the Notes")to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, February 25, 2014, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 24, 2014, as it may be amended and supplemented from time to time, attached hereto as Exhibit (a)(1) and the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through  11.

Not applicable.

Item 12. Exhibits.

Item 12 of the Tender Offer Statement on Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(d)(3)	Second Supplemental Indenture dated as of January 24, 2014 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2014

ViroPharma Incorporated

By:	/s/ Ellen Rosenberg
	Name:	Ellen Rosenberg
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description
(d)(3)	Second Supplemental Indenture dated as of January 24, 2014 between ViroPharma Incorporated and Wilmington Trust Company, as Trustee.